# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Zenas BioPharma, Inc., CIK 0001953926
CUSIP: 98937L105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 08/19/2026
Amends the filing with accession number 0001104659-24-102046
Filed by CIK 0001953107
Persons authorized to receive notices and communications: James P. Boylan, Enavate Sciences, 106 W 56th Street, 8th Floor, New York, New York (NY), 10019, (332) 275-5551

## Reporting persons
- Enavate Sciences GP, LLC (CIK 0001953107): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,245,404; sole dispositive power 0; shared dispositive power 3,245,404; aggregate amount beneficially owned 3,245,404 (4.9% of the class)
- Zebra Aggregator, LP (CIK 0002037042): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,245,404; sole dispositive power 0; shared dispositive power 3,245,404; aggregate amount beneficially owned 3,245,404 (4.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Zenas BioPharma, Inc.
Address of issuer's principal executive offices: 852 Winter Street, Suite 250, Waltham, Massachusetts (MA), 02451
Comment: This Amendment No. 2 (this "Amendment No. 2" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on September 23, 2024 and amended October 14, 2025 (as amended, the "Statement") by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 2 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Row 11 of each Reporting Person's cover page to this Schedule 13D/A sets forth the aggregate number of shares of common stock beneficially owned by such Reporting Person and is incorporated by reference. As of the date hereof, each Reporting Person beneficially owns 4.98% of the outstanding Common Stock of the Issuer. Such percentage is based upon 65,176,723 shares of common stock outstanding as of July 31, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 13, 2026. Due to field limitations of the EDGAR filing system, the percentage listed in Row 13 of each of the cover pages has been rounded down to 4.9%.

Zebra LP directly holds 3,245,404 shares of common stock. Enavate GP is the general partner of Zebra LP and shares voting and investment authority over the shares held by Zebra LP.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of shares of common stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
Except as set forth below, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the past sixty days.

Weighted Low High
Reporting No. Average Price Price
Transaction Person Date Shares Price ($) ($) ($)

Open Market Sale Zebra LP 08/19/2026 673,755 31.44 31.05 32.00
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the common stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: The Reporting Persons ceased to be the beneficial owners of more than five percent of the common stock on August 19, 2026.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement (incorporated by reference to Exhibit A to the Reporting Persons' Schedule 13D filed with the SEC on September 23, 2024).

## Signatures
- Enavate Sciences GP, LLC: /s/ James P. Boylan, By James P. Boylan, Manager (08/19/2026)
- Zebra Aggregator, LP: /s/ James P. Boylan, By: Enavate Sciences GP, LLC, its General Partner, By James P. Boylan, Manager (08/19/2026)